UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 1)

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

AVANGRID, INC.

(Name of the Issuer)

Avangrid, Inc.

Iberdrola, S.A.

Arizona Merger Sub, Inc.

(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

05351W103

(CUSIP Number of Class of Securities)

David Mesonero Molina Iberdrola, S.A. Plaza de Euskadi, 5 48009 Bilbao Spain +34 91 784 3232	R. Scott Mahoney Avangrid, Inc. 180 March Hill Road Orange, Connecticut 06477 (207) 629-1190

With copies to:

Juanma de Remedios, Esq. White & Case LLP Calle Velazquez 86D, 3rd Floor 28006 Madrid, Spain +34 91 787 6300	Robert N. Chung, Esq. White & Case LLP 1221 Avenue of the Americas New York, New York 10020 (212) 819-8200	Chang-Do Gong, Esq. Clifford Chance US LLP Two Manhattan West 375 9th Avenue New York, New York 10001 (212) 878-8000	David Kurzweil, Esq. Eyal Orgad, Esq. Latham & Watkins LLP 1271 Avenue of the Americas New York, New York 10020 (212) 906-1307	Jeffrey D. Marell, Esq. Ravi Purohit, Esq. Steven J. Williams, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019 (212) 373-3000

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) ((§§240.13e-3(c)) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Introduction

This Amendment No. 1 to Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits thereto (as amended, this “Transaction Statement”), is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and, collectively, the “Filing Persons”): (i) Avangrid, Inc., a New York corporation (the “Company”), (ii) Iberdrola, S.A., a corporation organized under the laws of Spain (“Parent”), and (iii) Arizona Merger Sub, Inc., a New York corporation and a wholly-owned subsidiary of Parent (“Merger Sub”).

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of May 17, 2024 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Merger Sub and the Company. Pursuant to the Merger Agreement and subject to the terms and conditions set forth therein, Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned subsidiary of Parent. Under the terms of the Merger Agreement, upon consummation of the Merger, each share of the common stock, par value $0.01 per share, of the Company (“Avangrid Common Stock”) outstanding immediately prior to the effective time of the Merger (other than the Excluded Shares (as defined in the Proxy Statement)), will be converted into the right to receive $35.75 in cash, without interest. Following consummation of the Merger, there will be no further market for the shares of Avangrid Common Stock and the shares of Avangrid Common Stock will no longer be publicly traded and will be delisted from the New York Stock Exchange (“NYSE”). As a result of the Merger, holders of Avangrid Common Stock, other than Parent, will cease to have any ownership interest in the Company and will no longer have any interest in the Company’s future earnings, growth or value.

Concurrently with the filing of this Transaction Statement, the Company is filing with the SEC an amended preliminary proxy statement (the “Proxy Statement”) pursuant to Regulation 14A of the Exchange Act relating to its annual meeting of the shareholders of the Company at which, among other things, the holders of Avangrid Common Stock will be asked to consider and vote on a proposal to adopt the Merger Agreement. The Merger cannot be consummated unless the Merger Agreement is adopted by the affirmative vote of (i) the holders of a majority of all outstanding shares of Avangrid Common Stock, (ii) the holders of a majority of all outstanding shares of Avangrid Common Stock held by the Company’s shareholders other than Parent and the Parent Controlled Affiliates (as defined in the Proxy Statement), and (iii) the holders of a majority of all outstanding shares of Avangrid Common Stock held by the Unaffiliated Shareholders (as defined in the Proxy Statement) (the vote described in the foregoing clauses (i) through (iii), collectively, the “Company Requisite Vote”). A copy of the Proxy Statement is attached hereto as Exhibit (a)(2)(i). A copy of the Merger Agreement is attached as Annex A to the Proxy Statement and is incorporated herein by reference.

Consistent with the requirements of the shareholder agreement, dated December 16, 2015, between the Company and Parent, the board of directors of the Company (the “Board”) delegated to the unaffiliated committee of the Board comprised solely of independent and disinterested directors (the “Unaffiliated Committee”) the full authority to, among other things, examine, evaluate and negotiate the terms and conditions of a transaction involving the Company and Parent or any other strategic transaction, including with a third party, that may be available to the Company. The Unaffiliated Committee, as more fully described in the Proxy Statement, evaluated the Merger, with the assistance of its own independent legal and financial advisors. At the conclusion of its review, the Unaffiliated Committee unanimously (i) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Merger, (ii) determined that the Merger and the other transactions contemplated by the Merger Agreement are fair to, and in the best interests of, the Company and the Unaffiliated Shareholders, (iii) recommended that the Board authorize and approve the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger, on the terms and subject to the conditions set forth therein, and (iv) recommended that the Board recommend that the shareholders of the Company adopt the Merger Agreement.

The Board, acting upon the unanimous recommendation of the Unaffiliated Committee, unanimously (i) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Merger, (ii) determined that the Merger and the other transactions contemplated by the Merger Agreement are advisable and in the best interests of the Company and the shareholders, including the Unaffiliated Shareholders, (iii) approved the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger, on the terms and subject to the conditions set forth therein, (iv) resolved to recommend that the shareholders of the Company adopt the Merger Agreement, and (v) directed that the Merger Agreement be submitted to the shareholders of the Company for their adoption at a duly held meeting of such shareholders for such purpose. In addition, the Unaffiliated Committee and the Board believe that the Merger is fair to Avangrid’s “unaffiliated security holders,” as such term is defined in Rule 13e-3 promulgated under the Exchange Act.

Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference in its entirety, and the responses to each item in this Transaction Statement are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment.

All capitalized terms used but not expressly defined in this Transaction Statement shall have the respective meanings given to them in the Proxy Statement.

All information concerning each Filing Person contained in, or incorporated by reference into, this Transaction Statement and the Proxy Statement was supplied by such Filing Person. No Filing Person is responsible for the accuracy of any information supplied by any other Filing Person.

Item 1. Summary Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet Relating to the Merger”

“Questions and Answers about the Annual Meeting and the Merger”

Item 2. Subject Company Information

(a)	Name and Address. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet Relating to the Merger—The Parties to the Merger”

“Questions and Answers about the Annual Meeting and the Merger”

“The Parties to the Merger Agreement—Avangrid, Inc.”

“Important Additional Information Regarding Avangrid”

“Important Additional Information Regarding Parent and Merger Sub”

(b)

Securities. The subject class of equity securities is common stock, par value $0.01 per share, of the Company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Annual Meeting and the Merger”

“Summary Term Sheet Relating to the Merger—Record Date and Quorum”

“The Annual Meeting—Record Date and Quorum”

“Important Additional Information Regarding Avangrid—Security Ownership of Management and Certain Beneficial Owners”

(c)	Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Additional Information Regarding Avangrid—Market Price of Avangrid Common Stock”

(d)	Dividends. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“The Merger Agreement—Conduct of Business Pending the Merger”

“Important Additional Information Regarding Avangrid—Dividends”

(e)	Prior Public Offerings. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Additional Information Regarding Avangrid—Prior Public Offerings”

(f)	Prior Stock Purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Additional Information Regarding Avangrid—Transactions in Avangrid Common Stock”

“The Parties to the Merger Agreement—Iberdrola, S.A.”

Item 3. Identity and Background of Filing Person.

(a)-(c)

Name and Address; Business and Background of the Entities; Business and Background of Natural Persons. Avangrid, Inc. is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet Relating to the Merger—The Parties to the Merger Agreement”

“Questions and Answers about the Annual Meeting and the Merger”

“The Parties to the Merger Agreement”

“Directors”

“Executive Officers”

“Important Additional Information Regarding Avangrid”

“Important Additional Information Regarding Parent and Merger Sub”

Item 4.Terms of the Transaction

(a)	Material Terms.

(1)	Tender Offers. Not applicable.

(2)	Mergers or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet Relating to the Merger”

“Questions and Answers about the Annual Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Unaffiliated Committee; Fairness of the Merger”

“Special Factors—Recommendation of the Board”

“Special Factors—Parent’s Purpose and Reason for the Merger”

“Special Factors—Position of the Parent as to Fairness of the Merger”

“Special Factors—Plans for Avangrid After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Avangrid’s Directors and Executive Officers in the Merger”

“Special Factors—Treatment of Company Equity-Based Awards in the Merger”

“Special Factors—Material U.S. Federal Income Tax Consequences of the Merger”

“Special Factors—Regulatory Approvals”

“Special Factors—Anticipated Accounting Treatment of the Merger”

“The Annual Meeting—Required Votes”

“The Merger Agreement—Per Share Merger Consideration”

“The Merger Agreement—Exchange Procedures”

“The Merger Agreement—Treatment of Company Equity-Based Awards in the Merger”

“The Merger Agreement—Conditions to the Merger”

Annex A—Merger Agreement

(c)	Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet Relating to the Merger”

“Questions and Answers about the Annual Meeting and the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Avangrid’s Directors and Executive Officers in the Merger”

“The Merger Agreement—Per Share Merger Consideration”

“The Merger Agreement—Exchange Procedures”

“The Merger Agreement—Indemnification; Directors’ and Officers’ Insurance”

“The Merger Agreement—Employee Matters”

Annex A—Merger Agreement

(d)	Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet Relating to the Merger—No Appraisal Rights”

“Questions and Answers about the Annual Meeting and the Merger”

“Special Factors—No Appraisal Rights for Avangrid Common Shareholders”

(e)	Provisions for Unaffiliated Security Holders. None.

(f)	Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(a)	Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet Relating to the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Avangrid’s Directors and Executive Officers in the Merger”

“The Merger Agreement”

“Certain Relationships and Related Party Transactions”

“Important Additional Information Regarding Avangrid, Inc.—Transactions in Avangrid Common Stock”

Annex A—Merger Agreement

(b)-(c)	Significant Corporate Events; Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet Relating to the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Unaffiliated Committee; Fairness of the Merger”

“Special Factors—Recommendation of the Board”

“Special Factors—Parent’s Purposes and Reasons for the Merger”

“Special Factors—Position of the Parent as to Fairness of the Merger”

“Special Factors—Plans for Avangrid After the Merger”

“Special Factors—Interests of Avangrid’s Directors and Executive Officers in the Merger”

“The Merger Agreement”

“Certain Relationships and Related Party Transactions”

“Important Additional Information Regarding Avangrid—Transactions in Avangrid Common Stock”

“Agreements with Parent Involving Avangrid Common Stock”

Annex A—Merger Agreement

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet Relating to the Merger”

“Questions and Answers about the Annual Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Intent of Avangrid’s Directors and Executive Officers to Vote in Favor of the Merger”

“Special Factors—Interests of Avangrid’s Directors and Executive Officers in the Merger”

“The Annual Meeting—Required Votes”

“The Merger Agreement”

“Important Additional Information Regarding Avangrid—Transactions in Avangrid Common Stock”

“Certain Relationships and Related Party Transactions”

“Important Additional Information Regarding Avangrid—Security Ownership of Management and Certain Beneficial Owners”

“Agreements with Parent Involving Avangrid Common Stock”

Annex A—Merger Agreement

Item 6. Purposes of the Transaction, and Plans or Proposals

(b)	Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet Relating to the Merger”

“Questions and Answers about the Annual Meeting and the Merger”

“Special Factors—Parent’s Purpose and Reason for the Merger”

“Special Factors—Plans for Avangrid After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Treatment of Company Equity-Based Awards”

“Special Factors—Intent of Avangrid’s Directors and Executive Officers to Vote in Favor of the Merger”

“Special Factors—Interests of Avangrid’s Directors and Executive Officers in the Merger”

“Special Factors—Delisting and Deregistration of Avangrid Common Stock”

“The Merger Agreement—Per Share Merger Consideration”

“The Merger Agreement—Treatment of Company Equity-Based Awards”

“The Merger Agreement—Stock Exchange Delisting”

Annex A—Merger Agreement

(c)(1)-(8)	Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet Relating to the Merger”

“Questions and Answers about the Annual Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Unaffiliated Committee; Fairness of the Merger”

“Special Factors—Recommendation of the Board”

“Special Factors—Position of Parent as to Fairness of the Merger”

“Special Factors—Parent’s Purpose and Reason for the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Treatment of Company Equity-Based Awards”

“Special Factors—Plans for Avangrid After the Merger”

“Special Factors—Intent of Avangrid’s Directors and Executive Officers to Vote in Favor of the Merger”

“Special Factors—Interests of Avangrid’s Directors and Executive Officers in the Merger”

“Special Factors—Treatment of Company Equity-Based Awards”

“Special Factors—Delisting and Deregistration of Avangrid Common Stock”

“The Merger Agreement—Structure of the Merger”

“The Merger Agreement—When the Merger Becomes Effective”

“The Merger Agreement—Certificate of Incorporation and Bylaws, Directors and Officers”

“The Merger Agreement—Per Share Merger Consideration”

“The Merger Agreement—Treatment of Company Equity-Based Awards in the Merger”

“The Merger Agreement—Stock Exchange Delisting”

“Important Additional Information Regarding Avangrid—Dividends”

Annex A—Merger Agreement

Item 7. Purposes, Alternatives, Reasons and Effects

(a)	Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet Relating to the Merger”

“Questions and Answers about the Annual Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Unaffiliated Committee; Fairness of the Merger”

“Special Factors—Recommendation of the Board”

“Special Factors—Opinion of Financial Advisor to the Unaffiliated Committee”

“Special Factors—Parent’s Purpose and Reason for the Merger”

“Special Factors—Position of Parent as to Fairness of the Merger”

“Special Factors—Plans for Avangrid After the Merger”

“Special Factors—Certain Effects of the Merger”

“Annex B—Opinion of Moelis & Company”

(b)	Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet Relating to the Merger”

“Questions and Answers about the Annual Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Unaffiliated Committee; Fairness of the Merger”

“Special Factors—Recommendation of the Board”

“Special Factors—Parent’s Purpose and Reason for the Merger”

“Special Factors—Position of Parent as to Fairness of the Merger”

“Special Factors—Plans for Avangrid After the Merger”

“Special Factors—Certain Effects of the Merger”

(c)	Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet Relating to the Merger”

“Questions and Answers about the Annual Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Unaffiliated Committee; Fairness of the Merger”

“Special Factors—Recommendation of the Board”

“Special Factors—Opinion of Financial Advisor to the Unaffiliated Committee”

“Special Factors—Opinion of Financial Advisor to Parent”

“Special Factors—Parent’s Purpose and Reason for the Merger”

“Special Factors—Position of Parent as to Fairness of the Merger”

“Special Factors—Plans for Avangrid After the Merger”

“Special Factors—Certain Effects of the Merger”

Annex B—Opinion of Moelis & Company LLC

Annex C—Opinion of Morgan Stanley & Co. LLC

(d)	Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet Relating to the Merger”

“Questions and Answers about the Annual Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Unaffiliated Committee; Fairness of the Merger”

“Special Factors—Recommendation of the Board”

“Special Factors—Parent’s Purpose and Reason for the Merger”

“Special Factors—Position of Parent as to Fairness of the Merger”

“Special Factors—Plans for Avangrid After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Avangrid’s Directors and Executive Officers in the Merger”

“Special Factors—Fees and Expenses”

“Special Factors—Delisting and Deregistration of Avangrid Common Stock”

“Special Factors—Treatment of Company Equity-Based Awards”

“Special Factors—Material U.S. Federal Income Tax Consequences of the Merger”

“Special Factors—Anticipated Accounting Treatment of the Merger”

“The Merger Agreement—The Structure of the Merger”

“The Merger Agreement—When the Merger Becomes Effective Time”

“The Merger Agreement—Per Share Merger Consideration”

“The Merger Agreement—Exchange Procedures”

“The Merger Agreement—Treatment of Company Equity-Based Awards”

“The Merger Agreement—Indemnification; Directors’ and Officers’ Insurance”

“Important Additional Information Regarding Avangrid—Book Value Per Share”

Annex A—Merger Agreement

Item 8. Fairness of the Transaction

(a)-(b)	Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet Relating to the Merger”

“Questions and Answers about the Annual Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Unaffiliated Committee; Fairness of the Merger”

“Special Factors—Recommendation of the Board”

“Special Factors—Opinion of Financial Advisor to the Unaffiliated Committee”

“Special Factors—Opinion of Financial Advisor to Parent”

“Special Factors—Parent’s Purpose and Reason for the Merger”

“Special Factors—Position of Parent as to Fairness of the Merger”

“Special Factors—Interests of Avangrid’s Directors and Executive Officers in the Merger”

Annex B—Opinion of Moelis & Company LLC

Annex C—Opinion of Morgan Stanley & Co. LLC

The presentations, dated April 22, 2024, April 25, 2024, May 2, 2024, May 6, 2024 and May 17, 2024, of Moelis & Company LLC to the Unaffiliated Committee are attached hereto as Exhibits (c)(2) through (c)(6) and are incorporated herein by reference.

The presentations, dated January 10, 2024, February 3, 2024, February 25, 2024, February 26, 2024, March 4, 2024, April 30, 2024, May 6, 2024, May 8, 2024 and May 16, 2024, of Morgan Stanley & Co. LLC to Parent are attached hereto as Exhibits (c)(8) through (c)(16) and are incorporated herein by reference.

(c)	Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet Relating to the Merger”

“Questions and Answers about the Annual Meeting and the Merger”

“The Annual Meeting—Required Votes”

“Proposal One—The Merger Agreement Proposal”

“The Merger Agreement—Conditions to the Merger”

Annex A—Merger Agreement

(d)	Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Unaffiliated Committee; Fairness of the Merger”

“Special Factors—Recommendation of the Board”

“Special Factors—Opinion of Financial Advisor to the Unaffiliated Committee”

“Special Factors—Opinion of Financial Advisor to Parent”

(e)	Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet Relating to the Merger”

“Questions and Answers about the Annual Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Unaffiliated Committee; Fairness of the Merger”

“Special Factors—Recommendation of the Board”

“Special Factors—Intent of Avangrid’s Directors and Executive Officers to Vote in Favor of the Merger”

“Special Factors—Interests of Avangrid’s Directors and Executive Officers in the Merger”

(f)	Other Offers. Not applicable.

Item 9. Reports, Opinions, Appraisals and Negotiations

(a)-(c)

Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet Relating to the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Unaffiliated Committee; Fairness of the Merger”

“Special Factors—Recommendation of the Board”

“Special Factors—Opinion of Financial Advisor to the Unaffiliated Committee”

“Special Factors—Opinion of Financial Advisor to Parent”

“Where You Can Find Additional Information”

Annex B—Opinion of Moelis & Company

Annex C—Opinion of Morgan Stanley & Co. LLC

The presentations, dated April 22, 2024, April 25, 2024, May 2, 2024, May 6, 2024 and May 17, 2024, of Moelis & Company LLC to the Unaffiliated Committee are attached hereto as Exhibits (c)(2) through (c)(6) and are incorporated herein by reference.

The presentations, dated January 10, 2024, February 3, 2024, February 25, 2024, February 26, 2024, March 4, 2024, April 30, 2024, May 6, 2024, May 8, 2024 and May 16, 2024, of Morgan Stanley & Co. LLC to Parent are attached hereto as Exhibits (c)(8) through (c)(16) and are incorporated herein by reference.

The report, opinions or appraisal referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of Avangrid Common Stock or any representative thereof who has been so designated in writing, and copies may be obtained by requesting them in writing from the Company at the email address provided under the caption “Where You Can Find Additional Information” in the Proxy Statement, which is incorporated herein by reference.

Item 10. Source and Amounts of Funds or Other Consideration

(a)-(b)	Source of Funds; Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet Relating to the Merger”

“Questions and Answers about the Annual Meeting and the Merger”

“Special Factors—Position of Parent as to Fairness of the Merger”

“Special Factors—Financing for the Merger”

(c)	Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet Relating to the Merger”

“Questions and Answers about the Annual Meeting and the Merger”

“Special Factors—Fees and Expenses”

“The Annual Meeting—Solicitation of Proxies”

“The Merger Agreement—Expenses”

Annex A—Merger Agreement

(d)	Borrowed Funds. Not applicable.

Item 11. Interest in Securities of the Subject Company

(a)	Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet Relating to the Merger”

“Questions and Answers about the Annual Meeting and the Merger”

“Special Factors—Interests of Avangrid’s Directors and Executive Officers in the Merger”

“Certain Relationships and Related Party Transactions”

“Important Additional Information Regarding Avangrid—Security Ownership of Management and Certain Beneficial Owners”

“Important Additional Information Regarding Avangrid—Transactions in Avangrid Common Stock”

“Important Additional Information Regarding Parent and Merger Sub”

“Agreements with Parent Involving Avangrid Common Stock”

(b)	Securities Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Interests of Avangrid’s Directors and Executive Officers in the Merger”

“Important Additional Information Regarding Avangrid—Transactions in Avangrid Common Stock”

“Certain Relationships and Related Party Transactions”

“Important Additional Information Regarding Parent and Merger Sub”

Annex A—Merger Agreement

Item 12. The Solicitation or Recommendation

(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet Relating to the Merger”

“Questions and Answers about the Annual Meeting and the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Unaffiliated Committee; Fairness of the Merger”

“Special Factors—Recommendation of the Board”

“Special Factors—Parent’s Purpose and Reason for the Merger”

“Special Factors—Position of Parent as to Fairness of the Merger”

“Special Factors—Intent of Avangrid’s Directors and Executive Officers to Vote in Favor of the Merger”

“Special Factors—Interests of Avangrid’s Directors and Executive Officers in the Merger”

“The Annual Meeting—Required Votes”

“Important Additional Information Regarding Avangrid—Transactions in Avangrid Common Stock”

(e)	Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet Relating to the Merger”

“Questions and Answers about the Annual Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Unaffiliated Committee; Fairness of the Merger”

“Special Factors—Recommendation of the Board”

“Special Factors—Parent’s Purpose and Reason for the Merger”

“Special Factors—Position of Parent as to Fairness of the Merger”

“Proposal One—The Merger Agreement Proposal”

Item 13. Financial Statements

(a)	Financial Information. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Important Additional Information Regarding Avangrid—Historical Selected Consolidated Financial Information”

“Important Additional Information Regarding Avangrid—Book Value Per Share”

“Where You Can Find Additional Information”

The audited consolidated financial statements set forth in Item 8 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 and the unaudited condensed consolidated financial statements set forth in Item 1 of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2024 are incorporated herein by reference.

(b)	Pro Forma Information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

(a)-(b)	Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Annual Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Unaffiliated Committee; Fairness of the Merger”

“Special Factors—Recommendation of the Board”

“Special Factors—Interests of Avangrid’s Directors and Executive Officers in the Merger”

“Special Factors—Fees and Expenses”

“The Annual Meeting—Solicitation of Proxies”

Item 15. Additional Information

(b)	Golden Parachute Compensation. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Interests of Avangrid’s Directors and Executive Officers in the Merger”

“Proposal Four—The Compensation Proposal”

“Executive Compensation”

(c)	Other Material Information. The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16. Exhibits

(a)(2)(i)	Preliminary Proxy Statement of Avangrid, Inc. (the “Proxy Statement”) (incorporated herein by reference to the Schedule 14A filed concurrently with the U.S. Securities and Exchange Commission).

(a)(2)(ii)	Form of Proxy Card (incorporated herein by reference to the Proxy Statement).

(a)(2)(iii)	Letter to Avangrid, Inc. Shareholders (incorporated herein by reference to the Proxy Statement).

(a)(2)(iv)	Notice of 2024 Annual Meeting of Shareholders (incorporated herein by reference to the Proxy Statement).

(a)(2)(v)	Press Release issued by Avangrid, Inc., dated May 17, 2024 (incorporated herein by reference to Exhibit 99.1 to Avangrid, Inc.’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on May 17, 2024).

(a)(2)(vi)	Avangrid, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2024 filed on April 24, 2024 (incorporated herein by reference).

(a)(2)(vii)	Avangrid, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024 filed onJuly 24, 2024 (incorporated herein by reference).

(c)(1)	Opinion of Moelis & Company LLC, dated May 17, 2024 (incorporated herein by reference to Annex B of the Proxy Statement).

(c)(2)	Presentation of Moelis & Company LLC, dated April 22, 2024.*

(c)(3)	Presentation of Moelis & Company LLC, dated April 25, 2024.*

(c)(4)	Presentation of Moelis & Company LLC, dated May 2, 2024.*

(c)(5)	Presentation of Moelis & Company LLC, dated May 6, 2024.*

(c)(6)	Presentation of Moelis & Company LLC, dated May 17, 2024.*

(c)(7)	Opinion of Morgan Stanley, dated May 16, 2024 (incorporated herein by reference to Annex C of the Proxy Statement).

(c)(8)	Presentation of Morgan Stanley & Co. LLC, dated January 10, 2024.*

(c)(9)	Presentation of Morgan Stanley & Co. LLC, dated February 3, 2024.*

(c)(10)	Presentation of Morgan Stanley & Co. LLC, dated February 25, 2024.*

(c)(11)	Presentation of Morgan Stanley & Co. LLC, dated February 26, 2024.*

(c)(12)	Presentation of Morgan Stanley & Co. LLC, dated March 4, 2024.*

(c)(13)	Presentation of Morgan Stanley & Co. LLC, dated April 30, 2024.*

(c)(14)	Presentation of Morgan Stanley & Co. LLC, dated May 6, 2024.*

(c)(15)	Presentation of Morgan Stanley & Co. LLC, dated May 8, 2024.*

(c)(16)	Presentation of Morgan Stanley & Co. LLC, dated May 16, 2024.*

(d)(1)	Agreement and Plan of Merger, dated as of May 17, 2024, by and among Iberdrola, S.A., Arizona Merger Sub, Inc. and Avangrid, Inc. (incorporated herein by reference to Annex A of the Proxy Statement).

(d)(2)	Shareholder Agreement, dated as of December 16, 2015, by and between Iberdrola, S.A. and Avangrid, Inc. (incorporated by reference to Exhibit 4.1 to Avangrid, Inc.’s Current Report on Form 8-K filed on December 18, 2015).

107	Filing Fee Table.*

*	Previously filed with the Schedule 13E-3 that was filed with the U.S. Securities and Exchange Commission on June 21, 2024.

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of July 30, 2024

AVANGRID, INC.

By:	/s/ R. Scott Mahoney
Name:	R. Scott Mahoney
Title:	Senior Vice President — General Counsel and Corporate Secretary

By:	/s/ Justin B. Lagasse
Name:	Justin B. Lagasse
Title:	Senior Vice President — Chief Financial Officer and Controller

IBERDROLA, S.A.

By:	/s/ David José Mesonero Molina
Name:	David José Mesonero Molina
Title:	Global Head of Corporate Development

ARIZONA MERGER SUB, INC.

By:	/s/ África Benito de Valle Villalba
Name:	África Benito de Valle Villalba
Title:	Authorized Signatory

By:	/s/ Gonzalo Cerón Hernández
Name:	Gonzalo Cerón Hernández
Title:	Authorized Signatory